NO ACT

PE
12-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070092

December 31, 2008

Received SEC

DEC 31 2008

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-31-08

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 15, 2008

Dear Ms. Weber:

This is in response to your letter dated December 15, 2008 concerning the shareholder proposal submitted to Verizon by the Unitarian Universalist Association of Congregations. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

PROCESSED
JAN 26 2009
THOMSON REUTERS

Enclosures

cc: Tim Brennan
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

December 31, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 15, 2008

The proposal relates to employment discrimination.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(e)(2) because Verizon received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 15, 2008

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2009 Annual Meeting
Shareholder Proposal of the Unitarian Universalist
Association of Congregations

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 18, 2008, Verizon received a shareholder proposal and supporting statement (the "Proposal") from the Unitarian Universalist Association of Congregations (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders (the "2009 proxy materials"). A copy of the Proposal and the accompanying cover letter dated November 18, 2008, is attached as Exhibit A to this letter. For the reasons stated below, Verizon intends to omit the Proposal from its 2009 proxy materials.

This letter is being submitted by email to shareholderproposals@sec.gov in compliance with instructions found on the website of the Securities and Exchange Commission (the "Commission") and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). A copy of this letter is simultaneously being sent by email to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2009 proxy materials.

Verizon believes that the Proposal may be properly omitted from its 2009 proxy materials because, in violation of Rule 14a-8(e)(2), the Proponent has submitted the Proposal in an untimely manner. Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." For purposes of the 2009 proxy materials, the deadline was November 17, 2008. Verizon's proxy statement last year clearly disclosed this deadline on page 4, stating:

> **How do I submit a shareholder proposal for next year's annual meeting?**
>
> A shareholder may submit a proposal for inclusion in the proxy statement for the 2009 annual meeting of shareholders by sending it to the Assistant Corporate Secretary at Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. We must receive the proposal no later than November 17, 2008. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with the rules of the SEC.

The Proponent submitted the Proposal and cover letter dated November 18, 2008, by facsimile transmission on November 18, 2008, one day after the deadline.

The Staff of the Division of Corporation Finance (the "Staff") of the Commission has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline. See, for example, *Consolidated-Tomoka Land Co.* (May 5, 2008); *Advocat Inc.* (February 7, 2008); *Verizon Communications Inc.* (January 29, 2008); *Cincinatti Bell Inc.* (January 7, 2008); and *New York Community Bancorp* (August 8, 2007).

Verizon has not provided the Proponent with the 14-day notice under Rule 14a-8(f)(1) because such notice is not required by that provision if the defect in a proposal cannot be cured. Both Rule 14a-8(f)(1) and Section C.6.c. of Division of Corporation Finance Staff Legal Bulletin No. 14 cite the failure of a proponent to submit a proposal by the submission deadline as an example of a defect that cannot be remedied and, therefore, is not subject to the 14-day notice requirement of Rule 14a-8(f)(1).

For the foregoing reasons, Verizon believes that the Proposal properly may be omitted from the 2009 proxy materials pursuant to Rule 14a-8(e)(2). Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2009 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (617) 367-3237. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Timothy Brennan

EXHIBIT A

UNITARIAN UNIVERSALIST ASSOCIATION

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
ATTN: Mr. Ivan ~~Seidenberg~~ M. Drott	Tim Brennan
COMPANY:	DATE:
Unitarian Universalist Association	November 18, 2008
FAX NUMBER	TOTAL NO. OF PAGES, INCLUDING COVER:
212-713-3349	3
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
	617-948-4306
RE:	YOUR REFERENCE NUMBER:
Shareholder Resolution	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

11-18-08P04:09 RCVD

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

OVERNIGHT MAIL AND FAX (212-719-3349)

November 18, 2008

Mr., Ivan G. Seidenberg
President and Chief Executive Officer
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Timothy Brennan
Treasurer and Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

Dear Mr. Seidenberg:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 3,716 shares in Verizon Communications Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on gender identity. As you will recall, last year our equal employment opportunity policy amendment proposal to Verizon received support from 17% of the shareholders.

This resolution is submitted by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $135 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of 3,716 shares of Verizon Communications, Inc. will be provided upon request. If you have questions or wish to discuss the proposal, you may contact me by phone (617-948-4305) or email at tbrennan@uua.org.

Yours very truly,

Tim Brennan
Treasurer and Vice President of Finance
Enclosure: Shareholder resolution to prohibit discrimination based on gender identity

Affirming the Worth and Dignity of All People

GENDER IDENTITY NON-DISCRIMINATION POLICY

Verizon Communications, Inc.

Whereas: Verizon does not explicitly prohibit discrimination based on **gender identity** in its written employment policy, yet Verizon's policy already does explicitly prohibit discrimination based on sexual orientation;

Over 30% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of gender identity, as well as 400 leading private sector companies and eight-five U.S. colleges and universities, according to the Human Rights Campaign;

Ninety three City and County Governments and twelve States have passed clear gender identity and expression legislative protections including California, Colorado, the District of Columbia, Hawaii, Illinois, Maine, Minnesota, New Mexico, Pennsylvania, Rhode Island, Vermont and Washington;

Over 350 U.S. based human rights organizations including the Equality Project Investor Coalition (that advocates for gender identity protections as part of its Equality Principles benchmark), and every U.S. State civil rights advocacy group has endorsed national legislation explicitly prohibiting discrimination based on sexual orientation as well as gender identity.

Our company has operations in, and makes sales to institutions in States and Cities that currently prohibit discrimination on the basis of sexual orientation;

We believe that corporations that prohibit discrimination both on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

Resolved: The Shareholders request that Verizon Communications amend its written equal employment opportunity policy to explicitly prohibit discrimination based on both sexual orientation and gender identity, and to substantially implement this policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to such employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Verizon will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

END